EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources to initiate semi-annual financial reporting schedule

New reporting schedule more accurately reflects the increasing revenue contribution and seasonality of the company’s exhibitions business

NEW YORK, Jan. 7, 2016 – Global Sources Ltd. (NASDAQ: GSOL) intends to change the frequency of its interim financial reporting from quarterly to semi-annually effective beginning in 2016.

Global Sources’ executive chairman, Merle A. Hinrich, said, “Global Sources’ Board of Directors decided to initiate a semi-annual reporting schedule to reflect the cyclical nature of our exhibitions business as our Hong Kong trade shows held in April and October have become an increasingly strong revenue contributor to our business.”

Global Sources is scheduled to publish the following financial reviews and reports.

•	Fourth quarter and full year 2015 financial results press release and conference call on March 17, 2016 and the financial statements for the full year 2015 are scheduled to be filed in April 2016.
•	The annual report and the Annual Letter to Shareholders in May 2016.
•	The six-month period Jan. 1, 2016 through June 30, 2016 financial results press release and conference call on Sept. 13, 2016.
•	The company intends to continue using all the same revenue reporting categories:
-	Online and other media services
-	Exhibitions
-	Miscellaneous
•	The company plans to continue providing half year guidance for revenue and IFRS and non-IFRS net income per share.

“I am confident our strategy to offer buyers and suppliers an integrated offering of online and trade shows should enable the company to be positioned for long-term growth. We look forward to maintaining consistent and transparent communications with the investment community,” concluded Hinrich.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), magazines, apps, private sourcing events, and trade shows.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.